Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                November 2, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1684
                Dow Jones Sustainable Growth Portfolio, Series 1
                       File Nos. 333-220586 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comment letter of October 18, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1684, filed on September 22, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Dow Jones Sustainable Growth Portfolio, Series 1 (the "Trust").

PROSPECTUS

Cover

      1. The trust's use of "sustainability" in its name may be misleading, in that it may indicate that the trust will invest in companies that follow environmental, social, or corporate governance criteria. Please revise the trust's name so that it is consistent with its principal strategy of selecting companies with "sustainable growth" potential.

      Response: The Trust has changed its name to Dow Jones Sustainable Growth Portfolio, Series 1.

Investment Summary -- Principal Investment Strategy

      2. The first sentence in this section states that the trust "contains" securities included in the Dow Jones Top Cap Growth Index. Please clarify whether the security selection methodology is only applied to securities included in this Index, e.g., the trust invests substantially all of its assets in securities included in the Dow Jones Top Cap Growth Index.

      In addition, the penultimate sentence in this section states that the trust may invest in "non-U.S. companies." Please disclose if the trust may invest in emerging market companies and, if so, add appropriate emerging market risks to the discussions of the trust's principal risks.

      Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Security Selection

      3. The third bullet point in this section states that companies with market capitalizations of less than $500 million are excluded by the security selection methodology. Since companies with market capitalizations as low as $500 million may be included in the trust portfolio, please disclose in the "Principal Investment Strategy" section that the trust may invest in small capitalization companies. Also, please provide small capitalization risk disclosure in the discussions of the trust's principal risks.

      Response: The prospectus has been revised in accordance with this comment.

      4. The fourth bullet point in this section states that the security selection process excludes companies "with a 90-day medium daily traded value of less than $1 million." Please clarify the meaning of this bullet point in plain English.

      Response: The word "medium" has been replaced with "median."

      5. The first sub-bullet point of the fifth bullet point in this section states that the security selection methodology excludes "20% of the remaining companies whose asset growth exceeds their sales growth." Please provide definitions for "asset growth" and "sales growth" in this sub-bullet point, including the specific time periods over which these variables are determined (e.g., last five fiscal years). Please also disclose which 20% of companies are excluded by this sub-bullet point (e.g., the 20% of companies whose asset growth exceeds their sales growth by the highest percentage).

      Response: The prospectus has been revised in accordance with this comment.

      6. The fifth bullet point in this section states that the "remaining universe" of securities is concurrently filtered by the security selection steps that follow. However, the second sub-bullet point following this disclosure states that 20% of the companies in the "starting index" are excluded. Please correct this inconsistency.

      Response: The prospectus has been revised in accordance with this comment.

      7. The last bullet point in this section states that the final portfolio is selected by sustainable growth rate, defined as return on equity multiplied by retained earnings. Please define "return on equity" and "retained earnings" in this section, including the specific time periods over which these variables are determined. Please also clarify in this bullet point how the 50 companies with the highest sustainable growth rates are selected for inclusion in the final portfolio.

      Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Santa Monica Quantitative (SMQ) Alpha Score

      8. The language in this section is highly technical, and may be confusing to investors. Please revise this section in plain English.

      Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Principal Risks

      9. Please provide principal risks stating that the security selection methodology, and the Santa Monica Quantitative (SMQ) Alpha Score used to weight the selected portfolio holdings, may not produce the desired investment results.

      Response: The prospectus has been revised in accordance with this comment.

GENERAL COMMENTS

      10. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

      Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests with the staff in connection with the registration statement.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren